Filed by Valeant Pharmaceuticals International, Inc.

(Commission File No. 001-14956) pursuant to Rule 425 under

the Securities Act of 1933 and deemed filed pursuant to

Rules 14a-12 and 14d-2 under the Securities Exchange Act of

1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

The following is a message sent by Valeant CEO Mike Pearson to Valeant employees on June 11, 2014:

Subject: A message from Mike Pearson

Dear Colleagues:

I wanted to take this opportunity to update you on the process that began this past April when we announced our proposal to combine with Allergan and share my perspective on some recent developments. Over the past several weeks, I have spent a lot of time talking to Valeant and Allergan shareholders who agree that combining Valeant and Allergan is a strategically compelling transaction that would create significant shareholder value.

Based on these discussions, we announced on May 30 that we would increase our offer to $72 per share in cash and 0.83 shares of Valeant for each Allergan share. Yesterday, Allergan’s Board rejected this offer, leaving us no choice but to take our offer directly to Allergan’s shareholders. We are in the process of getting ready to begin what is known as an “exchange offer,” and Allergan’s largest shareholder, Pershing Square, is taking steps to call for a special meeting of Allergan shareholders to, among other things, remove a majority of Allergan’s directors. If you have questions about our proposal, please refer to this FAQ.

Our actions have generated a lot of attention from the media, and we expect this transaction will continue to be the focus of many press reports. Unfortunately, some of these reports have criticized our overall business model and raised questions about our approach to R&D. We disagree with these criticisms and they are often based upon wrong assumptions, and we have been setting the record straight with facts about our operating model and the performance of our businesses. For example, earlier today we publicly filed a presentation that outlines Valeant’s approach to R&D and provides detailed information about innovation and productivity in the pharmaceuticals industry.

To summarize, we continue to believe that innovation is critical for the future of healthcare and the success of Valeant. The source of that innovation, however, has shifted dramatically over time and Valeant’s output-driven approach to R&D is on the forefront of this shift. We support lower-risk projects, like line extensions and new indications, and our portfolio prioritization is determined through rigorous and unbiased peer scientific review. This output-driven approach has been incredibly successful, delivering more product launches than most of our competitors without sacrificing quality or likelihood of approval.

The success of this approach was validated most recently on Friday, when the FDA approved JUBLIA for the treatment of onychomycosis, a product we acquired from Dow Pharmaceutical Sciences in 2008 and advanced from pre-IND stage through all three clinical phases.

I remain incredibly proud of everything we have achieved at Valeant. Our latest announcement with JUBLIA is only a further testament to your continued hard work and dedication. I want to thank all of you for your unrelenting commitment to Valeant, and I look forward to our continued success in the future.

Sincerely,

J. Michael Pearson

Chairman and CEO

To access the links within this letter, you must be connected to Valeant’s VPN. The letter has also been posted to Valeant Vision.

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant Pharmaceuticals International, Inc.’s (“Valeant”) offer to acquire Allergan, Inc. (“Allergan”), its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the Securities and Exchange Commission (the “SEC”) and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

•	the ultimate outcome of any possible transaction between Valeant and Allergan including the possibilities that Valeant will not pursue a transaction with Allergan and that Allergan will reject a transaction with Valeant;

•	if a transaction between Valeant and Allergan were to occur, the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•	the effects of the business combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on our business or potential business combination transaction;

•	ability to obtain regulatory approvals and meet other closing conditions to the transaction, including all necessary stockholder approvals, on a timely basis;

•	our ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Valeant Pharmaceuticals International, Inc. (“Valeant”) has made for a business combination transaction with Allergan, Inc. (“Allergan”). In furtherance of this proposal and subject to future developments, Valeant and Pershing Square Capital Management, L.P. (“Pershing Square”) (and, if a negotiated transaction is agreed, Allergan) may file one or more registration statements, proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014 and May 28, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.